SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE

TERMINATION OF DEBENTURE OFFER

This announcement is solely for information purposes and shall not be dement an offer to sell debentures.

Pursuant to Instrução No. 358, dated January 3, 2002 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – "CVM"), as amended, and article 29 of the Instrução CVM No. 400, dated December 29, 2003, as amended, Companhia de Bebidas das Américas – AmBev, as issuer ("Issuer"), Unibanco – União de Bancos Brasileiros S.A. ("Sole Bookrunner"), BB Banco de Investimento S.A. ("BB BI") and Banco Citibank S.A. ("Citibank" and, jointly with the Sole Bookrunner and BB BI, the "Underwriters"), as underwriters, do hereby announce the end of the offer ("Offer") in two tranches, of 206,508 unconvertible and unsecured debentures with face value of R$10,000.00 each on July 1, 2006 ("Debentures" and "Issue Date"), of which (i) the first tranche consists of 81,705 Debentures, totaling R$817,050,000.00 on the Issue Date and maturity date on July 1, 2009; and (ii) the second tranche consists of 124,803 Debentures, totaling R$1,248,030,000.00 at the Issue Date and maturity date on July 1, 2012, of the first issue of

Companhia de Bebidas das Américas – AmBev
Rua Dr. Renato Paes de Barros 1017, 4º andar, 04530-001 São Paulo, SP
NIRE 35.300.157.770 – CNPJ No. 02.808.708/0001 -07 – CVM No. 01811-2
ISIN Code BRAMBVDBS006 (1st tranche) and BRAMBVDBS014 (2nd tranche)

totaling

R$2,065,080,000.00

Rating: Standard & Poor's: brAAA and Fitch Ratings: AAA(bra)
Registered under CVM on July 28, 2006: No. CVM/SRE/DEB/2006/030 and No. CVM/SRE/DEB/2006/031

The amount of Debentures includes 6,508 additional Debentures issued by the Issuer in common agreement with the Underwriters.

The issuance of the Debentures and the Offer were made pursuant to the resolutions of (i) the meeting of the Board of Directors of the Issuer held on June 8, 2006, which minutes were filed with the Board of Trade of the State of São Paulo on June 12, 2006 and published in the Official Gazette of the State of São Paulo and in the newspaper "Gazeta Mercantil" on June 20, 2006; and (ii) the meeting of the Board of Directors of the Issuer held on July 26, 2006, which minutes were filed with the Board of Trade of the State of São Paulo on July 31, 2006 and published in the Official Gazette of the State of São Paulo and in the newspaper "Gazeta Mercantil" on July 27, 2006.

The trustee is Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., at Avenida das Américas 500, bloco 13, grupo 205, CEP 22640-100, Rio de Janeiro, RJ, telephone number (21) 2493-7003 (www.oliveiratrust.com.br).

The financial institution that shall render bookkeeping and agent bank services relative to the Debentures is Banco Itaú S.A., Capital Markets Department, Av. Eng. Armando de Arruda Pereira 707, 9º andar, CEP 04344-902, São Paulo, SP, telephone number (11) 5029-1317 (www.itau.com.br).

Registered under CVM on July 28, 2006: No. CVM/SRE/DEB/2006/030 and No. CVM/SRE/DEB/2006/031.

The Debentures were issued to the following person/entities:

Type of Investor	Investors			Subscribed Debentures
	First Tranche	Second Tranche	Total	First Tranche	Second Tranche	Total
Individuals	1	0	1	10	0	10
Investment Clubs	0	0	0	0	0	0
Investment Funds	54	36	90	73,240	96,863	170,103
Private Pension Funds	4	4	8	1,850	14,850	16,700
Insurance Firms	2	0	2	1,440	0	1,440
Foreign Investors	0	0	0	0	0	0
Underwriters	0	0	0	0	0	0
Financial Institutions related to the Issuer and/or to the
Underwriters	0	0	0	0	0	0
Other Financial Institutions	1	2	3	5,034	13,022	18,056
Other Corporate Entities related to the Issuer and/or to the
Underwriters	0	0	0	0	0	0
Other Corporate Entities	3	1	4	131	68	199
Shareholders, Management, Employees, Representatives and
other Persons related to the Issuer or to the Underwriters	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total	65	43	108	81,705	124,803	206,508

The Sole Bookrunner is Unibanco – União de Bancos Brasileiros S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.